Registration No.  333-74969
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 335

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on April 7, 1999 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


          The Dow (sm) Target 5 FlexPortfolio, April 1999 Series
         The Dow (sm) Target 10 FlexPortfolio, April 1999 Series
           The S&P Target 10 FlexPortfolio, April 1999 Series
          The Nasdaq Target 15 FlexPortfolio, April 1999 Series

                                 FT 335

FT 335 consists of four separate unit investment trusts each of which is listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust contains a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is April 7, 1999

Table of Contents

Summary of Essential Information                                             3
Fee Table                                                                    5
Report of Independent Auditors                                               7
Statements of Net Assets                                                     8
Schedules of Investments                                                     9
The FT Series                                                               13
Portfolios                                                                  14
Risk Factors                                                                15
Hypothetical Performance Information                                        16
Public Offering                                                             18
Distribution of Units                                                       19
The Sponsor's Profits                                                       19
The Secondary Market                                                        20
How We Purchase Units                                                       20
Expenses and Charges                                                        20
Tax Status                                                                  21
Rights of Unit Holders                                                      22
Income and Capital Distributions                                            23
Redeeming Your Units                                                        23
Reinvesting in a New Trust                                                  25
Removing Securities from a Trust                                            25
Amending or Terminating the Indenture                                       26
Information on the Sponsor, Trustee and Evaluator                           27
Other Information                                                           28

                 Summary of Essential Information


                                 FT 335

        At the Opening of Business on the Initial Date of Deposit
                     of the Securities-April 7, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                   The Dow (sm) Target 5  The Dow (sm) Target 10
                                                                                   FlexPortfolio          FlexPortfolio
                                                                                   April 1999 Series      April 1999 Series
                                                                                   _____________________  ______________________
Initial Number of Units (1)                                                            14,905                 14,949
Fractional Undivided Interest in the Trust per Unit (1)                              1/14,905               1/14,949
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (2)                $  10.0000             $  10.0000
     Maximum Sponsor retention of .625% of the Public Offering Price per Unit
        (.625% of the net amount invested, exclusive of the deferred Sponsor       $    .0625             $    .0625
         retention) (3)
     Less deferred Sponsor retention per Unit                                      $   (.0625)            $   (.0625)
     Public Offering Price per Unit (4)                                            $  10.0000             $  10.0000
Sponsor's Initial Repurchase Price per Unit (5)                                    $  10.0000             $  10.0000
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred Sponsor retention) (5)                  $  10.0000             $  10.0000
Estimated Net Annual Distributions per Unit (6)                                    $    .2759             $    .2709
Cash CUSIP Number                                                                  30264V 349             30264V 364
Reinvestment CUSIP Number                                                          30264V 356             30264V 372
Security Code                                                                           56699                  56701

First Settlement Date                                 April 12, 1999
Rollover Notification Date                            June 1, 2000
Special Redemption and Liquidation Period             June 15, 2000 to June 30, 2000
Mandatory Termination Date (7)                        June 30, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 1999.
______________

See "Notes to Summary of Essential Information" on page 4.

                     Summary of Essential Information


                                 FT 335

        At the Opening of Business on the Initial Date of Deposit
                     of the Securities-April 7, 1999


                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                  The S&P Target 10    The Nasdaq Target 15
                                                                                  FlexPortfolio        FlexPortfolio
                                                                                  April 1999 Series    April 1999 Series
                                                                                  _________________    ____________________
Initial Number of Units (1)                                                           14,966               14,884
Fractional Undivided Interest in the Trust per Unit (1)                             1/14,966             1/14,884
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                 $  10.0000           $  10.0000
   Maximum Sponsor retention of .625% of the Public Offering Price per Unit
     (.625% of the net amount invested, exclusive of the deferred Sponsor         $    .0625           $    .0625
retention) (3)
   Less deferred Sponsor retention per Unit                                       $   (.0625)          $   (.0625)
   Public Offering Price per Unit (4)                                             $  10.0000           $  10.0000
Sponsor's Initial Repurchase Price per Unit (5)                                   $  10.0000           $  10.0000
Redemption Price per Unit (based on aggregate underlying
      value of Securities less the deferred Sponsor retention) (5)                $  10.0000           $  10.0000
Estimated Net Annual Distributions per Unit (6)                                   $     N.A.           $     N.A.
Cash CUSIP Number                                                                 30264V 406           30264V 380
Reinvestment CUSIP Number                                                         30264V 414           30264V 398
Security Code                                                                          56705                56703

First Settlement Date                                 April 12, 1999
Rollover Notification Date                            June 1, 2000
Special Redemption and Liquidation Period             June 15, 2000 to June 30, 2000
Mandatory Termination Date (7)                        June 30, 2000
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 1999.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 1999.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on April 7, 1999, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each Security, if listed on a securities exchange, is valued at its last closing sale price on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum Sponsor retention is entirely deferred. See "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued Sponsor retention payments at the time of sale or redemption.

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. Additional Units may be created during the day of the Initial Date of Deposit which, along with the Units described above, will be valued as of the Evaluation Time on the Initial Date of Deposit and sold to investors at the Public Offering Price per Unit based on this valuation. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After the Initial Date of Deposit, the Public Offering Price per Unit will include a pro rata share of any accumulated dividends on the Securities.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distributions per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, changes in dividends received, and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criteria for The S&P Target 10 Portfolio or The Nasdaq Target 15 Portfolio. At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. We will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                          Fee Table

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information shows you a comparison of fees, assuming that when each Trust terminates, the principal amount and distributions are rolled over into a New Trust, and you pay the Sponsor retention.

                                                                   THE DOW (SM) TARGET 5         THE DOW (SM) TARGET 10
                                                                   PORTFOLIO                     PORTFOLIO
                                                                   APRIL 1999 SERIES             APRIL 1999 SERIES
                                                                   _____________________         ______________________
Unit Holder Transaction Expenses
  (as a percentage of public offering price)
Maximum Sponsor retention                                          .625%(a)      $.0625          .625%(a)     $.0625
                                                                   ======        ======          ======       ======
Maximum Sponsor retention imposed on reinvested dividends          .625%(b)      $.0625          .625%(b)     $.0625
                                                                   ======        ======          ======       ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                       .185%(c)      $.0185          .185%(c)     $.0185
                                                                   ======        ======          ======       ======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees                              .049%         $.0050          .049%        $.0050
Trustee's fee and other operating expenses                         .104%(d)       .0107          .104%(d)      .0107
                                                                   ______        ______          ______       ______
   Total                                                           .153%         $.0157          .153%        $.0157
                                                                   ======        ======          ======       ======

                                                                   THE S&P TARGET 10             THE NASDAQ TARGET
                                                                   FLEXPORTFOLIO                 15 FLEXPORTFOLIO
                                                                   APRIL 1999 SERIES             APRIL 1999 SERIES
                                                                   _________________             _________________
Unit Holder Transaction Expenses
  (as a percentage of public offering price)

Maximum Sponsor retention                                          .625%(a)     $.0625           .625%(a)     $.0625
                                                                   ======       ======           ======       ======
Maximum Sponsor retention imposed on reinvested dividends          .625%(b)     $.0625           .625%(b)     $.0625
                                                                   ======       ======           ======       ======

Organization Costs
   (as a percentage of public offering price)
Estimated organization costs                                       .145%(c)     $.0145           .175%(c)     $.0175
                                                                   ======       ======           ======       ======

Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Portfolio supervision, bookkeeping,
   administrative and evaluation fees                              .058%        $.0060           .058%        $.0060
Trustee's fee and other operating expenses                         .134%(d)      .0137           .105%(d)      .0107
                                                                   ______       ______           ______       ______
   Total                                                           .192%        $.0197           .163%        $.0167
                                                                   ======       ======           ======       ======

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     3 Years    5 Years    10 Years
                                                          ______     _______    _______    ________
The Dow (sm) Target 5 FlexPortfolio April 1999 Series     $84        $260       $429       $939
The Dow (sm) Target 10 FlexPortfolio April 1999 Series     84         260        429        939
The S&P Target 10 FlexPortfolio, April 1999 Series         84         260        434        954
The Nasdaq Target 15 FlexPortfolio, April 1999 Series      84         260        430        943

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect Sponsor retention on reinvested dividends and other distributions. If these charges were included, your costs would be higher.

_________________

(a) The maximum Sponsor retention (sales charge) is entirely deferred.
The maximum Sponsor retention is a fixed dollar amount equal to $.0625 per Unit which will be accrued at the daily rate of $.00014044 per Unit and deducted monthly beginning April 20, 1999 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) over the life of a Trust and at a Trust's termination. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the Sponsor retention will not change but the Sponsor retention on a percentage basis will be more than .625% of the Public Offering Price.
When you purchase Units, you will only be subject to Sponsor retention payments not yet collected.

(b) Reinvested dividends will be subject only to the Sponsor remaining at the time of reinvestment. See "Income and Capital Distributions."

(c) You will bear all or a portion of the costs incurred in organizing your respective Trust. These estimated organization costs are included in the price you pay for your Units and will be deducted from the assets of a Trust at the end of the initial offering period.

(d) Includes estimated per Unit costs associated with a license fee as described in "Expenses and Charges."

                     Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 335


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 335, comprised of The Dow (sm) Target 5 FlexPortfolio April 1999 Series; The Dow (sm) Target 10 FlexPortfolio April 1999 Series; The S&P Target 10 FlexPortfolio, April 1999 Series and The Nasdaq Target 15 FlexPortfolio, April 1999 Series as of the opening of business on April 7, 1999. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on April 7, 1999. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 335, comprised of The Dow (sm) Target 5 FlexPortfolio April 1999 Series; The Dow (sm) Target 10 FlexPortfolio April 1999 Series; The S&P Target 10 FlexPortfolio, April 1999 Series and The Nasdaq Target 15 FlexPortfolio, April 1999 Series, at the opening of business on April 7, 1999 in conformity with generally accepted accounting principles.


                               ERNST & YOUNG LLP


Chicago, Illinois
April 7, 1999

                         Statements of Net Assets

                                 FT 335


 At the Opening of Business on the Initial Date of Deposit-April 7, 1999


                                             The Dow (sm) Target 5  The Dow (sm) Target   The S&P Target      The Nasdaq Target
                                             FlexPortfolio          10 FlexPortfolio      10 FlexPortfolio    15 FlexPortfolio
                                             April 1999 Series      April 1999 Series     April 1999 Series   April 1999 Series
                                             ____________________   ___________________   _________________   _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)             $149,049               $149,494              $149,661            $148,841
Less liability for reimbursement to Sponsor
   for organization costs (3)                    (276)                  (277)                 (217)               (260)
                                             ________               ________              ________            ________
Net assets                                   $148,773               $149,217              $149,444            $148,581
                                             ========               ========              ========            ========
Units outstanding                              14,905                 14,949                14,966              14,884

ANALYSIS OF NET ASSETS
Cost to investors (4)                         149,049               $149,494              $149,661            $148,841
Less Sponsor retention (4)                         (0)                    (0)                   (0)                 (0)
Less estimated reimbursement to Sponsor
   for organization costs (3)                    (276)                  (277)                 (217)               (260)
                                             ________               ________              ________            ________
Net assets                                   $148,773               $149,217              $149,444            $148,581
                                             ========               ========              ========            ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $800,000 will be allocated among each of the four Trusts in FT 335, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0185, $.0185, $.0145 and $.0175 per Unit for The Dow (sm) Target 5 FlexPortfolio, The Dow (sm) Target 10 FlexPortfolio, The S&P Target 10 FlexPortfolio and The Nasdaq Target 15 FlexPortfolio, respectively. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) The Sponsor retention is entirely deferred. The Sponsor retention is .625% of the Public Offering Price (equivalent to .625% of the net amount invested, exclusive of the deferred Sponsor retention). This retention, which accrues on a daily basis and which will total $.0625 per Unit over the life of a Trust, will be paid to us in monthly install-ments beginning on April 20, 1999 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) over the life of a Trust and at a Trust's termination. If you redeem or sell Units, you will not be subject to any remaining unaccrued Sponsor retention payments at the time of sale or redemption.

                       Schedule of Investments

         THE DOW (SM) TARGET 5 FLEXPORTFOLIO, APRIL 1999 SERIES
                                 FT 335


                    At the Opening of Business on the
                  Initial Date of Deposit-April 7, 1999


                                                                   Percentage
Number                                                             of Aggregate     Market       Cost of          Current
of           Ticker Symbol and Name of                             Offering         Value per    Securities to    Dividend
Shares       Issuer of Securities (1)                              Price            Share        the Trust (2)    Yield (3)
______       _________________________                             ____________     _________    _____________    _________
615          CAT  Caterpillar Inc.                                  20%             $48.375      $ 29,751         2.48%
505          DD   E.I. du Pont de Nemours & Company                 20%              58.250        29,416         2.40%
585          GT   Goodyear Tire & Rubber Company                    20%              51.313        30,018         2.34%
688          IP   International Paper Company                       20%              43.625        30,014         2.29%
859          MO   Philip Morris Companies, Inc.                     20%              34.750        29,850         5.06%
                                                                   ____                          _________
                  Total Investments                                100%                          $149,049
                                                                   ====                          =========

_____________

See "Notes to Schedules of Investments" on page 12.

                        Schedule of Investments

         THE DOW (SM) TARGET 10 FLEXPORTFOLIO, APRIL 1999 SERIES
                                 FT 335


                    At the Opening of Business on the
                  Initial Date of Deposit-April 7, 1999


                                                                   Percentage
Number                                                             of Aggregate    Market       Cost of            Current
of          Ticker Symbol and Name of                              Offering        Value per    Securities to      Dividend
Shares      Issuer of Securities (1)                               Price           Share        the Trust (2)      Yield (3)
______      _________________________                              ____________    _________    ___________        _________
307         CAT  Caterpillar Inc.                                   10%            $ 48.375     $ 14,851           2.48%
168         CHV  Chevron Corporation                                10%              89.563       15,047           2.72%
253         DD   E.I. du Pont de Nemours & Company                  10%              58.250       14,737           2.40%
239         EK   Eastman Kodak Company                              10%              62.875       15,027           2.80%
207         XON  Exxon Corporation                                  10%              72.688       15,046           2.26%
293         GT   Goodyear Tire & Rubber Company                     10%              51.313       15,035           2.34%
344         IP   International Paper Company                        10%              43.625       15,007           2.29%
208         MMM  Minnesota Mining & Manufacturing
                  Company                                           10%              71.938       14,963           3.11%
120         JPM  J.P. Morgan & Company, Inc.                        10%             123.938       14,873           3.20%
429         MO   Philip Morris Companies, Inc.                      10%              34.750       14,908           5.06%
                                                                   _____                        ________
                  Total Investments                                100%                         $149,494
                                                                   =====                        ========

_____________

See "Notes to Schedules of Investments" on page 12.

                       Schedule of Investments

           THE S&P TARGET 10 FLEXPORTFOLIO, APRIL 1999 SERIES
                                 FT 335


                    At the Opening of Business on the
                  Initial Date of Deposit-April 7, 1999


                                                                                 Percentage
Number                                                                           of Aggregate   Market     Cost of
of         Ticker Symbol and                                                     Offering       Value per  Securities to
Shares     Name of Issuer of Securities (1)                                      Price          Share      the Trust (2)
______     _______________________________________                               ___________    ________   _____________
161        COST        Costco Companies, Inc.                                     10%           $ 92.500   $ 14,893
 81        IBM         International Business Machines Corporation                10%            183.313     14,848
241        LOW         Lowe's Companies, Inc.                                     10%             61.875     14,912
320        PE          PECO Energy Company                                        10%             47.063     15,060
277        SLR         Solectron Corporation                                      10%             54.313     15,045
444        SPLS        Staples, Inc.                                              10%             33.563     14,902
433        TJX         TJX Companies, Inc.                                        10%             35.438     15,345
207        YUM         Tricon Global Restaurants, Inc.                            10%             72.313     14,969
156        WMT         Wal-Mart Stores, Inc.                                      10%             95.688     14,927
557        WAG         Walgreen Co.                                               10%             26.500     14,760
                                                                                 _____                     ________
                             Total Investments                                   100%                      $149,661
                                                                                 =====                     ========
___________

See "Notes to Schedules of Investments" on page 12.

                      Schedule of Investments

          THE NASDAQ TARGET 15 FLEXPORTFOLIO, APRIL 1999 SERIES
                                 FT 335


 At the Opening of Business on the Initial Date of Deposit-April 7, 1999


                                                                    Percentage
Number                                                              of Aggregate Market      Cost of        Market
of         Ticker Symbol and                                        Offering     Value per   Securities to  Capitalization
Shares     Name of Issuer of Securities (1)                         Price        Share       the Trust (2)  (in millions) (4)
______     ________________________________                         ___________  ________    _____________  _________________
 30        ADCT     ADC Telecommunications, Inc.                     1.03%       $ 50.938    $  1,528       $  6,867
118        AMGN     Amgen Inc.                                       6.34%         80.000       9,440         40,968
 17        BGEN     Biogen, Inc.                                     1.34%        117.375       1,995          8,816
 63        COMR     COMAIR Holdings, Inc.                            1.02%         24.000       1,512          2,337
558        DELL     Dell Computer Corporation                       17.55%         46.813      26,122        119,115
284        INTC     Intel Corporation                               24.89%        130.438      37,044        216,833
 36        LLTC     Linear Technology Corporation                    1.47%         60.813       2,189          9,160
 42        MCHP     Microchip Technology, Incorporated               1.02%         36.250       1,523          1,838
395        MSFT     Microsoft Corporation                           24.96%         94.063      37,155        474,726
357        ORCL     Oracle Corporation                               5.68%         23.688       8,457         34,100
 17        QCOM     QUALCOMM Incorporated                            1.67%        145.938       2,481         10,425
 83        SUNW     Sun Microsystems, Inc.                           7.84%        140.625      11,672         54,178
 44        TLAB     Tellabs, Inc.                                    3.17%        107.250       4,719         20,903
 26        VTSS     Vitesse Semiconductor Corporation                1.00%         57.313       1,490          4,261
 32        XLNX     Xilinx, Inc.                                     1.02%         47.313       1,514          6,840
                                                                    ______                   ________
                         Total Investments                            100%                   $148,841
                                                                    ======                   ========

_______________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. We entered into purchase contracts for the Securities on April 6, 1999. Each Trust has a mandatory termination date of June 30, 2000.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange at the close of business on April 6, 1999, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of Securities
                                                          to Sponsor         Profit (Loss)
                                                          __________________ _____________
The Dow (sm) Target 5 FlexPortfolio April 1999 Series     $149,147           $ (98)
The Dow (sm) Target 10 FlexPortfolio April 1999 Series     149,570             (76)
The S&P Target 10 FlexPortfolio, April 1999 Series         149,756             (95)
The Nasdaq Target 15 FlexPortfolio, April 1999 Series      148,948            (107)


(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend paid on a Security by that Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit.

(4) Market capitalization is based on the market value as of the close of business on April 6, 1999.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created several similar yet separate investment companies which we have named the FT Series. We designate each of these investment company series, the FT Series, with a different series number.

YOU MAY GET MORE SPECIFIC DETAILS ON SOME OF THE INFORMATION IN THIS PROSPECTUS IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

What We Call the Trusts.

This FT Series consists of four separate unit investment trusts known as:

- The Dow (sm) Target 5 FlexPortfolio
- The Dow (sm) Target 10 FlexPortfolio
- The S&P Target 10 FlexPortfolio
- The Nasdaq Target 15 FlexPortfolio


You can only purchase Units of the Trusts through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed. You may switch from one FlexPortfolio to any other FlexPortfolio series which is currently in the primary market on any business day at no additional cost. However, your broker/dealer or the Sponsor may at any time place limits on the number of exchanges between FlexPortfolios you can make with or without prior notice.


Mandatory Termination Date.

The Trusts will terminate on the Mandatory Termination Date, approximately 15 months from the date of this prospectus. This date is shown in "Summary of Essential Information." Each Trust was created under the laws of the State of New York according to a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into between Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited contracts to buy the Securities (fully backed by an irrevocable letter of credit of a financial institution) with the Trustee. In return for depositing the Securities, the Trustee delivered documents to us representing our ownership of the Trusts, in the form of units ("Units").

With the deposit of the contracts to buy Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, in order to create new Units for sale. If we create additional Units we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.


Since the prices of the underlying Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust will pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the evaluation time and as close to the evaluation price as possible. However, because each Trust pays the brokerage fees associated with its creation of new Units and with the sale of Securities to meet redemption and exchange requests, the ability to exchange between FlexPortfolio Series will likely result in higher brokerage expenses.


An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay us (or an affiliate of ours) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. The Trusts will not, however, sell Securities to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the Securities no longer meet the criteria by which they were selected. You will not be able to dispose of any of the Securities in a Trust or vote the Securities. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract. The Trustee must purchase the Replacement Securities within 20 days after it receives notice of a failed contract, and the purchase price may not be more than the amount of funds reserved for the purchase of the failed contract.

                       Portfolios

Objectives

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Certain of the Trusts invest in stocks with high dividend yields. Investing in stocks with high dividend yields may be effective in achieving a Trust's investment objective. This is because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. Because the Trusts' lives are short, we cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

Each Trust's investment objective is to provide an above-average total return. The Dow (sm) Target 5 FlexPortfolio and The Dow (sm) Target 10 FlexPortfolio each seek to meet their objective through a combination of capital appreciation and dividend income. The S&P Target 10 FlexPortfolio and The Nasdaq Target 15 FlexPortfolio each seek to meet their objective through capital appreciation. As discussed below, each Trust follows a different investment strategy to meet its objective.

Portfolio Strategies

The Target 5 FlexPortfolio Strategy.


Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average ("DJIA") by dividend yield as of five business days prior to the date of this prospectus.


Step 2: We then select the ten highest dividend-yielding stocks from this group.

Step 3: From the ten stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Target 5 FlexPortfolio.

The Target 10 FlexPortfolio Strategy.


Step 1: We rank all 30 stocks contained in the DJIA by dividend yield as of five business days prior to the date of this prospectus.


Step 2: We then select the ten highest dividend-yielding stocks for The Target 10 FlexPortfolio.

The S&P Target 10 FlexPortfolio Strategy.


Step 1: We select the 250 largest companies based on market capitalization which are components of the Standard & Poor's 500
Composite Stock Price Index ("S&P 500 Index") as of six business days prior to the date of this prospectus.


Step 2: From the above list, the 125 companies with the lowest price to sales ratios are selected.

Step 3: The 10 companies which had the greatest 1-year stock price appreciation are selected for The S&P Target 10 FlexPortfolio.

The Nasdaq Target 15 FlexPortfolio
Strategy.


Step 1: We select stocks which are components of the Nasdaq 100 Index as of six business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best (1) to worst
(100)).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The Nasdaq Target 15 FlexPortfolio.


The stocks which comprise The Nasdaq Target 15 FlexPortfolio are weighted by market capitalization as of two business days prior to the date of this prospectus, subject to the restriction that no stock will comprise less than 1% or 25% or more of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.



Companies which, based on publicly available information as of six business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of date of this prospectus have been excluded from The Nasdaq Target 15 FlexPortfolio.


Please note that we applied each strategy at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different Securities.

"Dow Jones Industrial Average (sm)," "Dow (sm)" and "DJIA (sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular, The Dow (sm) Target 5 FlexPortfolio and The Dow (sm)
Target 10 FlexPortfolio. Dow Jones makes no representation regarding the advisability of investing in such products.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 FlexPortfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

The "Nasdaq 100 (registered trademark)," "Nasdaq 100 Index (registered trademark)," and "Nasdaq (registered trademark)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq Target 15 FlexPortfolio has not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 FlexPortfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq Target 15 FlexPortfolio.

Dow Jones, Standard & Poor's and The Nasdaq Stock Market, Inc. are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted above, none of the index publishers have given us a license to use their index nor have they approved of any of the information in this prospectus.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criteria employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of the Trusts or that they will increase in value.


Certain Trusts may be concentrated in Securities issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies. This is a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Technology Industry. The Nasdaq Target 15 FlexPortfolio is concentrated in technology stocks. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles, fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; and government regulation. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation and Philip Morris Companies, Inc., or of the industries represented by these issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." We do not expect that any of the computer system changes necessary to prepare for January 1, 2000 will cause any major operational difficulties for the Trusts. However, we are unable to predict what impact the Year 2000 Problem will have on any of the issuers of the Securities.

          Hypothetical Performance Information

The following table compares hypothetical performance information for the strategies employed by each Trust and the actual performance of the DJIA, S&P 500 Index, and Nasdaq 100 Index in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes.


- Strategy returns are for calendar years, while the Trusts begin and end on different dates.


- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

You should note that the Trusts are not designed to parallel movements in any index or combination of indexes, and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA. The DJIA consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Nasdaq 100 Index. The NASDAQ 100 Index consists of the 100 largest non-financial companies listed on the NASDAQ National Market System. As of December 18, 1998, the constituents are constructed using a modified market capitalization approach.

                                              COMPARISON OF TOTAL RETURN (2)

                Hypothetical Strategy Total Returns (1)                                  Index Total Returns
       __________________________________________________________________      _______________________________________
       Target 5        Target 10      S&P Target          Nasdaq Target                      S&P 500        Nasdaq
Year   Flex Strategy   Flex Strategy  10 Flex Strategy    15 Flex Strategy     DJIA          Index          100 Index
____   _____________   ____________   ________________    ________________     _____         ________       _________
1972    22.92%         23.76%                                                   18.38%
1973    20.01%          4.01%                                                  -13.20%
1974    -5.40%         -1.02%                                                  -23.64%
1975    64.77%         56.10%                                                   44.46%
1976    40.96%         35.18%                                                   22.80%
1977     5.49%         -1.95%                                                  -12.91%
1978     1.23%          0.03%                                                    2.66%
1979     9.84%         13.01%          43.17%                                   10.60%       18.22%
1980    41.69%         27.90%          54.15%                                   21.90%       32.11%
1981     3.19%          7.46%         -10.59%                                   -3.61%       -4.92%
1982    43.37%         27.12%          38.21%                                   26.85%       21.14%
1983    36.38%         39.07%          20.01%                                   25.82%       22.28%
1984    11.12%          6.22%          16.34%                                    1.29%        6.22%
1985    38.34%         29.54%          43.49%                                   33.28%       31.77%
1986    30.89%         35.63%          21.81%              22.94%               27.00%       18.31%           6.89%
1987    10.69%          5.59%           9.16%              14.10%                5.66%        5.33%          10.49%
1988    21.47%         24.57%          20.35%              -0.59%               16.03%       16.64%          13.54%
1989    10.55%         26.97%          39.62%              37.33%               32.09%       31.35%          26.17%
1990   -15.74%         -7.82%          -5.64%              -5.39%               -0.73%       -3.30%         -10.41%
1991    62.03%         34.20%          24.64%             109.27%               24.19%       30.40%          64.99%
1992    22.90%          7.69%          24.66%              -0.15%                7.39%        7.62%           8.86%
1993    34.01%         27.08%          42.16%              28.55%               16.87%        9.95%          11.67%
1994     8.27%          4.21%           8.17%              10.50%                5.03%        1.34%           1.74%
1995    30.50%         36.85%          25.26%              53.80%               36.67%       37.22%          43.01%
1996    26.20%         28.35%          26.61%              60.03%               28.71%       22.82%          42.74%
1997    19.97%         21.68%          61.46%              35.15%               24.82%       33.21%          20.76%
1998    12.36%         10.59%          53.85%             123.10%               18.03%       28.57%          85.43%
1999    -5.76%          0.86%           1.92%              12.55%                7.02%        4.97%          14.76%
(thru
3/31)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually. Based on the year-by-year returns contained in the table, over the full years listed above, the Target 5
Flex Strategy, Target 10 Flex Strategy, The S&P Target 10 Flex Strategy and The Nasdaq Target 15 Flex Strategy achieved an average annual total return of 21.10%, 18.33%, 26.40% and 32.79%, respectively. In addition, over each respective period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA, S&P
500 Index and Nasdaq 100 Index, which were 13.45%, 17.61% and 22.60%, respectively.


                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and


- The accrued Sponsor retention (which is entirely deferred).


The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units.

Sponsor Retention.


The maximum Sponsor retention you will pay is entirely deferred. This deferred sales charge is equal to $.0625 per Unit and will be accrued daily at the rate of $.00014044 per Unit and paid on the 20th day of each month (or if the 20th day is not a business day on the preceding business day) beginning April 20, 1999 and continuing for the life of the Trusts and at a Trust's termination. On the Initial Date of Deposit this fee will equal
 .625% of the Public Offering Price (equivalent to .625% of the net amount invested) but because this fee is a fixed dollar amount per Unit it will vary from .625% as the Public Offering Price varies from $10 per Unit. However, in no event will the maximum Sponsor retention exceed 1% of the Public Offering Price per Unit. Units purchased subsequent to the initial Sponsor retention payment will be subject only to those Sponsor retention payments not yet collected.


The Value of the Securities.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the

Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, the evaluation will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined:

a) On the basis of current ask prices for comparable securities,

b) By appraising the value of the Securities on the ask side of the market, or

c) By any combination of the above.

The Evaluator will appraise or have appraised the value of the underlying Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange ("NYSE"): New Year's Day, Martin Luther King, Jr.'s Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.


After the initial offering period is over, the secondary market Public Offering Price will be determined based on the aggregate underlying value of the Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the accrued Sponsor retention. We calculate the aggregate underlying value of the Securities during the secondary market the same way as described above for sales made during the initial offering period, except that bid prices are used instead of ask prices when necessary.


                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. During the initial offering period, Units will be sold at the current Public Offering Price. When the initial offering period ends, Units we have reacquired may be offered by this prospectus at the secondary market Public Offering Price (see "The Secondary Market").

Award Programs.

From time to time we may sponsor programs which provide awards to our dealers' registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets, and not out of the Trust's assets. These programs will not change the price you pay for your Units or the amount that a Trust will receive from the Units sold.

Investment Comparisons.

From time to time we may compare the then current estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with
(1) returns on other taxable investments such as the common stocks comprising various market indices, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, the New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. The investment characteristics of each Trust, which are described more fully elsewhere in this prospectus, differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future relative performance.

                  The Sponsor's Profits

We will receive the Sponsor retention per Unit as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which Units are purchased and the price at which they are sold (which includes a Sponsor retention for each Trust) or redeemed will be a profit or loss to us. The secondary market public offering price of Units may be more or less than the cost of those Units to us. We may also realize profits or sustain losses as we create additional Units for the Distribution Reinvestment Option.

                  The Secondary Market

Although we are not obligated to, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. If you wish to dispose of your Units, you should ask us for the current market prices before making a tender for redemption to the Trustee. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units


The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive the proceeds from the sale of Units we purchase no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.


The Public Offering Price of any Units we acquire will be consistent with the Public Offering Price described in the then effective prospectus. Any profit or loss from the resale or redemption of such Units will belong to us.

                  Expenses and Charges

The estimated annual expenses of the Trusts are listed under "Fee Table." If actual expenses exceed the estimate, the appropriate Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of a Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee benefits from the use of these funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to the Portfolio Supervisor, Evaluator and Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.


In addition to a Trust's operating expenses, and those fees described above, each Trust may also incur the following charges:


- A quarterly license fee payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's or The Nasdaq Stock Market, Inc.;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and the rights and interests of the Unit holders;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;


- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or


- All taxes and other government charges imposed upon the Securities or any part of a Trust. (No such taxes or charges are now in place or planned as far as we know.)

The above expenses and the Trustee's annual fee (when paid or owing to the Trustee) are secured by a lien on a Trust. In addition, if there is not enough cash in the Income or Capital Accounts of a Trust, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are not enough, it is likely that the Trustee will have to sell Securities to meet Trust expenses. These sales may result in capital gains or losses to the Unit holders. See "Tax Status."

                       Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.


The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by a Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by a Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced for amounts used to pay the Sponsor retention.


Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total proceeds received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your units, generally including Sponsor retention, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Tax Code may, however, treat certain capital gains as ordinary income in special situations.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have identical Securities under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, you may request an In-Kind Distribution of Securities from a Trust at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive an undivided interest in whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as record owner of Units persons registered as such on its books. If you request certificates representing the Units you ordered for purchase they will be delivered three business days after your order or shortly thereafter. You may transfer or redeem Units represented by a certificate by endorsing and surrendering it to the Trustee, along with a written instrument(s) of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for identification purposes.

You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to you, as the registered owner of Units:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. The Trustee does not require such charge now, nor are they currently contemplating doing so. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates.
You must surrender mutilated certificates to the Trustee for replacement.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. It is your responsibility to notify the Trustee when you become Record Owner of the Units, but normally your broker/dealer provides this notice. The Trustee will credit any dividends received on a Trust's Securities to the Income Account of a Trust. All other receipts, such as return of capital, are credited to the Capital Account of a Trust.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. However, amounts in the Capital Account from the sale of Securities designated to meet redemptions of Units, to pay the Sponsor retention or to pay expenses will not be distributed. The Trustee is not required to pay interest on funds held in the Income or Capital Accounts of a Trust. However, the Trustee may earn interest on these funds, thus benefiting from the use of such funds.



We anticipate that the Sponsor retention will be collected from the Capital Account of a Trust and that there will be enough money in the Capital Account to cover these costs. If there is not enough money in the Capital Account to pay the Sponsor retention, the Trustee may sell Securities to meet the shortfall. We will designate an account where distributions will be made to pay the Sponsor retention.


The Trustee is required by the Internal Revenue Service to withhold a certain percentage of any distribution a Trust makes and deliver such amount to the Internal Revenue Service if the Trustee does not have your TIN. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. Normally, the selling broker gives your TIN to the Trustee. However, you should check your statements from the Trustee to make sure they have the number to avoid this "back-up withholding." If not, you should provide it to the Trustee as soon as possible.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the disposition of the Securities. However, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses of that Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for any state and local taxes and any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay any remaining Sponsor retention on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                     Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are held in uncertificated form, you need only to deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request you send to the Trustee must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. In addition, you will not be assessed the amount of any remaining unaccrued Sponsor retention when you sell or redeem your Units. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust.

The Internal Revenue Service will require the Trustee to withhold a portion of your redemption proceeds if the Trustee has not previously been provided your TIN. For more information about this withholding, see "Income and Capital Distributions." If the Trustee does not have your TIN, you must provide it at the time of the redemption request.

The Trustee may sell Securities of a Trust to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time. As a result, your broker/dealer or the Sponsor may at any time place limits on the number of exchanges between FlexPortfolios you can make with or without prior notice. However, any limitation on your right to exchange between FlexPortfolios will have no effect on your right to redeem Units.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Until the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

The aggregate underlying value of the Securities for purposes of calculating the Redemption Price during the secondary market is determined in the same manner as that used to calculate the secondary market Public Offering Price as discussed in "Public Offering-The Value of the Securities."

                  Reinvesting in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining Sponsor retention on such units (currently expected to be $.0625 per unit).

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

                Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities to replace failed contracts to purchase Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities that we designate; or, without our direction, in its own discretion, in order to meet redemption requests or pay expenses. In designating which Securities should be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may have to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor in making recommendations to the Trustee on the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

               Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date. A Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

In the event of termination, the Trustee will send prior written notice thereof to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund to each purchaser of Units of such Trust the entire Sponsor retention paid by such purchaser; however, termination of a Trust prior to the Mandatory Termination Date for any other stated reason will result in the waiver of any remaining Sponsor retention payments at the time of termination. For various reasons, including Unit holders' participating as Rollover Unit holders or exchanging between FlexPortfolios, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated prior to the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner, timing and execution of the sale of Securities as part of the termination of a Trust. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower amount than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive a distribution of shares of Securities (an "In-Kind Distribution") (reduced by customary transfer and registration charges and subject to any additional restrictions imposed by your "wrap fee" plan) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option, or the In-Kind Distribution option for eligible Unit holders, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts of a Trust, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provide by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

        Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to the Sponsor and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable to Unit holders for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor Sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information. However, the Evaluator will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific risk information about the Trusts.

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Page 31

                   FIRST TRUST (registered trademark)

          The Dow (sm) Target 5 FlexPortfolio April 1999 Series
         The Dow (sm) Target 10 FlexPortfolio April 1999 Series
           The S&P Target 10 FlexPortfolio, April 1999 Series
          The Nasdaq Target 15 FlexPortfolio, April 1999 Series

                                 FT 335

                                Sponsor:

                             NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

     This prospectus contains information relating to the four unit investment trusts listed above, but does not contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:


-  Securities Act of 1933 (file no. 333-74969) and


-  Investment Company Act of 1940 (file no. 811-05903)

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-6009
               Call: 1-800-SEC-0330
              Visit: http://www.sec.gov


                              April 7, 1999


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 32

                   First Trust (registered trademark)

                       TARGET FLEXPORTFOLIO SERIES

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in Target FlexPortfolio Series not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("prospectus").


This Information Supplement is dated April 7, 1999. Capitalized terms have been defined in the prospectus.


                                                   Table of Contents
Dow Jones & Company, Inc.                                                                                                  1
Standard & Poor's                                                                                                          2
The Nasdaq Stock Market, Inc.                                                                                              2
Risk Factors                                                                                                               3
   Securities                                                                                                              3
   Dividends                                                                                                               3
   Litigation                                                                                                              3
      Tobacco Industry                                                                                                     3
      Microsoft Corporation                                                                                                4
Concentrations                                                                                                             4
   Technology Companies                                                                                                    4
   Small-Cap Companies                                                                                                     5
Portfolios                                                                                                                 5
   Equity Securities Selected for The Dow (sm) Target 5 FlexPortfolio, April 1999 Series                                   5
   Equity Securities Selected for The Dow (sm) Target 10 FlexPortfolio, April 1999 Series                                  6
   Equity Securities Selected for The S&P Target 10 FlexPortfolio, April 1999 Series                                       6
   Equity Securities Selected for The Nasdaq Target 15 FlexPortfolio, April 1999 Series                                    7

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average (SM), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average
(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL

AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE (SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The Nasdaq Target 15 FlexPortfolio Series is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq Target 15 FlexPortfolio Series. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq Target 15 FlexPortfolio Series or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq Target 15 FlexPortfolio Series particularly, or the ability of The Nasdaq 100 Index(registered trademark) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(registered trademark), Nasdaq 100 Index(registered trademark) and Nasdaq(registered trademark) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq 100 Index(registered trademark) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq Target 15 FlexPortfolio Series. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq Target 15 FlexPortfolio Series into consideration in determining, composing or calculating the Nasdaq 100 Index(registered trademark). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq Target 15 FlexPortfolio Series to be issued or in the determination or calculation of the equation by which The Nasdaq Target 15 FlexPortfolio Series is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq Target 15 FlexPortfolio Series.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ 100 INDEX (REGISTERED TRADEMARK) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NASDAQ TARGET 15 FLEXPORTFOLIO SERIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ 100 INDEX (REGISTERED TRADEMARK) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ 100
INDEX (REGISTERED TRADEMARK) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. From September 30, 1997 through October 30, 1997, amid record trading volume, the S&P 500 Index and DJIA declined 4.60% and 7.09%, respectively. In addition, against a backdrop of continued uncertainty regarding the current global currency crisis and falling commodity prices, during the period between July 31, 1998 and September 30, 1998, the S&P 500 and DJIA declined by 8.97% and 11.32%, respectively.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, certain companies in the U.S. tobacco industry entered into a negotiated settlement with several states which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. Future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice, several state Attorneys General and Caldera, Inc. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of December 31, 1998, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations


Technology Companies. Certain Portfolios are considered to be concentrated in common stocks of technology companies. See "Risk
Factors" in the prospectus which will indicate, if applicable, a Trust's concentration in this industry.


Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in a Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Portfolios

  Equity Securities Selected for The Dow (sm) Target 5 FlexPortfolio

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment, and diesel engines. The company also provides various financial products and services.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.


International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.


Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

  Equity Securities Selected for The Dow (sm) Target 10 FlexPortfolio

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment, and diesel engines. The company also provides various financial products and services.

Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas, as well as transporting the products. The company is also involved in the mineral and chemical industries.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, explores for, develops and produces crude oil and natural gas; makes polymers, elastomers, finishes and performance films; makes specialty fibers and chemicals; produces agricultural products; and makes electronic materials and medical products. The company participates in five principal business segments-Petroleum Operations; Polymers; Fibers; Chemicals; and Diversified Businesses.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.

Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, develops, makes and sells tires and related transportation products; participates in various crude oil transportation and gathering activities; and makes various industrial rubber and chemical products.


International Paper Company, headquartered in Purchase, New York, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.


Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a global investment banking firm that serves clients with complex needs through an integrated range of advisory, financing, trading, investment and related capabilities.

Philip Morris Companies, Inc., headquartered in New York, New York, is the world's largest producer and marketer of consumer packaged goods. Its five principal operating companies are Kraft Foods, Inc., Miller Brewing Company, Philip Morris International Inc., Philip Morris U.S.A. and Philip Morris Capital Corporation.

   Equity Securities Selected for The S&P Target 10 FlexPortfolio


Costco Companies, Inc., headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high quality, nationally branded and selected private label merchandise at low prices to businesses and to individuals who are members of selected employee groups.



International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.



Lowe's Companies, Inc., headquartered in North Wilkesboro, North Carolina, operates stores in 26 states which sell building commodities and millwork; heating, cooling and water systems; home decorating and illumination products; kitchen, bathroom and laundry products; yard, patio and garden products; tools; home entertainment products; and special order products.



PECO Energy Company, headquartered in Philadelphia, Pennsylvania, supplies retail electricity and natural gas in southeastern Pennsylvania and, through pilot programs, natural gas service to areas in Maryland and New Jersey. The company also markets electricity wholesale on a national basis.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services to original equipment manufacturers in the electronics industry.



Staples, Inc., headquartered in Westborough, Massachusetts, operates office superstores throughout the United States and Canada which provide office supplies, business machines, computers and related products, office furniture and other business-related products.



TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and the United Kingdom selling off-price family apparel, accessories, domestics and giftware.



Tricon Global Restaurants, Inc., headquartered in Louisville, Kentucky, operates quick service restaurants in 103 countries and territories, including "KFC," "Pizza Hut" and "Taco Bell" restaurants.



Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States, Brazil, Canada, China, Germany, Mexico and Puerto Rico.



Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail "Walgreens" drugstores in 34 states and Puerto Rico. The company also operates two mail-order facilities.


    Equity Securities Selected for The Nasdaq Target 15 FlexPortfolio


ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.



Amgen Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



COMAIR Holdings, Inc., headquartered in Cincinnati, Ohio, through subsidiaries, provides scheduled air transportation for passengers and freight serving airports in the midwestern, southeastern and northeastern United States as well as Canada and the Bahamas. The company also provides aircraft leasing; and professional flight training.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS, and bipolar and complementary bipolar wafer process technologies.



Microchip Technology, Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.



Microsoft Corporation, headquartered in Redmond, Washington, develops, makes, licenses and supports a wide range of software products including operating systems, server applications, business and consumer productivity applications, software development tools and Internet software and technologies. "Windows" is the company's flagship PC operating system.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses including database management, application development and business intelligence and business applications.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits





                               S-1
                           SIGNATURES

     The Registrant, FT 335, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; and FT 286 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 335, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on April 7, 1999.

                              FT 335

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director            )
                     of Nike Securities  )
                     Corporation, the    )   April 7, 1999
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
David J. Allen       Director of         )
                     Nike Securities     )  Robert M. Porcellino
                     Corporation, the    )   Attorney-in-Fact**
                     General Partner of  )
                     Nike Securities L.P.                )


















       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated April 7, 1999 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-74969) and related Prospectus of FT 335.



                                               ERNST & YOUNG LLP


Chicago, Illinois
April 7, 1999


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 335 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).





                               S-6